Exhibit 99.1

Regulatory Announcement

Kofax Limited Director/PDMR Shareholding

Irvine, CA, October 16, 2014 – Kofax® Limited (NASDAQ and LSE: KFX), a leading provider of smart process applications for the business critical First Mile™ of customer interactions, today announced that it was notified October 15, 2014 by Non-Executive Director, Chris Conway, in accordance with DTR 3.1.2, that on October 15, 2014, he purchased 25,000 common shares with a par value of $0.001 each in the company at a price of 375 pence.

Following this transaction, Chris Conway beneficially holds 295,000 common shares in the company, representing 0.32% of the issued share capital of the company.

For further information, please contact:

Media Contact: Laura Brandlin Director, Corporate Communications +1 (949) 783-1545 Laura.Brandlin@kofax.com	Investor Contacts: MKR Group Inc. Todd Kehrli +1 (323) 468-2300 kfx@mkr-group.com

FTI Consulting Chris Lane +44 (0) 20 7831 3113 kofax@fticonsulting.com

About Kofax Limited

Kofax® Limited (NASDAQ and LSE: KFX) a leading provider of smart process applications for the business critical First Mile™ of customer interactions. These begin with an organization’s systems of engagement, which generate real time, information intensive communications from customers, and provide an essential connection to their systems of record, which are typically large scale, rigid enterprise applications and repositories not easily adapted to more contemporary technology. Success in the First Mile can dramatically improve an organization’s customer experience and greatly reduce operating costs, thus driving increased competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in banking, insurance, government, healthcare, business process outsourcing and other markets. Kofax delivers these through its own sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific.

Kofax is a registered trademark and First Mile is a trademark of Kofax Limited.

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Kofax Limited- Regulatory Announcement